Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

March 17, 2025

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Austin Stanton

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited
Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on January 2, 2025 CIK No. 0002041338

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Mr. Austin Stanton, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 16, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 2, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Index to Combined Financial Statements, page F-1

1.	Please provide unaudited financial statements covering at least the first six months of the fiscal year or explain why such financial statements are not required. Refer to Item 8.A(5) of Form 20-F.

In response to the Staff’s comment, the Company has provided the unaudited consolidated financial statements for the six months ended September 30, 2023 and 2024, on the pages 3, 5, 16 to 19, 22, 25 to 26, 45, 55 to 74, 78, 85 to 87, 92 to 94, 112, 113, 119 to 120, and F-1 to F-21 of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP

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